UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2025

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Second Quarter 2025 Consolidated Results

Item 1

0 Haga clic para modificar el estilo de título Bogotá D.C., Colombia Carrera 13 No 26A - 47 - 23 rd Floor Quarterly report – Second quarter 2025 Information reported in Ps billions (1) and under IFRS (1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS, except per share information

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), and the largest merchant bank in Colombia (Corficolombiana). In addition, it is present in Panama through Multibank's operation through Banco de Bogotá.

Grupo Aval Accionesy ValoresS.A. ("Grupo Aval") is an issuer of securities in Colombia and the United States ("SEC").

As of June 30, 2025, the Company has the following issuances:

Stocks	Securities issues in force
Type of security	Common stock	Preferred stock
Trading system	Stock exchange	Stock exchange
Stock exchange	Colombian Stock Exchange (BVC)
Outstanding Shares (*)	16,181,237,156	7,562,238,598
Issue amount(*)	16,181,237,156	7,562,238,598
Amount placed(*)	16,181,237,156	7,562,238,598

Local Bonds
Year	Principal (million)	Rate	Rating
Issue of 2016 - Series A - 10 years	93,000	CPI+3.86%	AAA –BRC Investor Services S.A.
Issue of 2016 - Series A - 20 years	207,000	CPI+4.15%
Issue of 2017 - Series A - 25 years	300,000	CPI +3.99%
Issue of 2019 - Series A - 20 years	300,000	CPI +3.69%
Issue of 2024 - Series A - 15 years	200,000	CPI +6.16%
Issue of 2024 - Series C - 3 years	100,000	10.08%
	1,200,000

International Bonds
	Principal U. S. (million)	Rate	Rating
Issue of 2020 - 10 years	US 1,000	4.375%	Ba2 / Stable (Moody’s) BB+ / Negative (Fitch)

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A –47-23rd Floor

2

Table of contents

Key results of 2Q25		4

Consolidated Financial Results		5

–	Statement of Financial Position Analysis	7

–	Income Statement Analysis	15

Grupo Aval + Grupo Aval Limited		19

Separated Financial Results		20

–	Statement of Financial Position Analysis	20

–	Income Statement Analysis	20

Risk Management		21

Quantitative and Qualitative disclosure about market risk		21

ESG		21

Corporate Governance		21

Definitions		22

Consolidated Financial Statements		23

Separate Financial Statements		25

3

Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, August 14th, 2025. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 494.9 billion (Ps 20.8 pesos per share) for 2Q2025, 36.9% higher than for 1Q2025 and 142.2% than for 2Q2024.

ROAE was 11.3% and ROAA was 1.1% for the quarter.

•	Gross loans reached 199.4 trillion pesos, a 3.2% growth versus 2Q24. Consolidated deposits reached 211.8 trillion pesos, a 6.8% growth versus 2Q24.

•	As of May 2025, our total market share was 25.0% (-10 bps LTM), incorporating gains in consumer (+112 bps) and mortgage (+206 bps) loans, and a lower share in commercial loans (-109 bps).

•	The quality of our loan portfolio improved 37 bps to 4.8% on a +30 PDLs basis and 23 bps to 3.5% on a +90 PDLs basis during the quarter.

•	Cost of risk for the quarter was 1.7%, 35 bps lower than the same quarter last year, as a result of a 27 bps improvement in consumer loans to 4.2% and a of 46 bps in commercial loans to 0.4%.

•	Total NIM increased 58 bps over the 12-months to 4.0%, with NIM on loans increasing 20 bps to 4.5%

•	OPEX increased 2.4% versus last quarter with Cost to income reaching 52.0% for the quarter, 273 bps lower than the same quarter for last year. Cost to Assets efficiency was 2.8% compared to the 2.7% of 2Q24.

4

Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS, except per share information

	COP $tn	2Q24	1Q25	2Q25	2Q25 vs 1Q25	2Q25 vs 2Q24
Balance Sheet	Gross Loans	$ 193.2	$ 198.8	$ 199.4	0.3%	3.2%
	Deposits	$ 198.4	$ 207.8	$ 211.8	1.9%	6.8%
	Net Loans /Total Assets	1.08 x	1.09 x	1.10 x	0.01 x	0.03 x

Loan Quality	90 days PDLs / Gross Loans	4.2%	3.7%	3.5%	(23) bps	(73) bps
	Allowance/90 days PDLs	1.29 x	1.28 x	1.31 x	0.02 x	0.02 x
	Cost of risk	2.1%	2.0%	1.7%	(31) bps	(35) bps

Profitability	Net interest margin	3.4%	3.5%	4.0%	52 bps	58 bps
	NIM on loans	4.3%	4.4%	4.5%	7 bps	20 bps
	Fee income Ratio	23.3%	20.3%	20.5%	19 bps	(282) bps
	Efficiency Ratio (income)	54.7%	50.8%	52.0%	118 bps	(273) bps
	Efficiency Ratio (assets)	2.7%	2.7%	2.8%	3 bps	6 bps
	Attributable net income (in Ps. billion)	$ 204.33	$ 361.52	$ 494.92	36.9%	142.2%
	ROAA	0.6%	1.0%	1.1%	9 bps	49 bps
	ROAE	4.9%	8.4%	11.3%	298 bps	641 bps

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

5

Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

Consolidated Statement of Financial Position	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Cash and cash equivalents	19,296.3	19,138.4	18,633.9	-2.6%	-3.4%
Trading assets	16,531.2	20,878.9	24,668.9	18.2%	49.2%
Investment securities	37,257.8	40,346.7	40,197.3	-0.4%	7.9%
Hedging derivatives assets	61.6	39.9	40.0	0.4%	-35.0%
Total loans, net	184,018.1	189,927.2	191,805.5	1.0%	4.2%
Tangible assets	7,198.3	7,306.8	7,217.4	-1.2%	0.3%
Goodwill	2,214.1	2,215.7	2,211.2	-0.2%	-0.1%
Concession arrangement rights	13,881.7	14,180.8	14,148.6	-0.2%	1.9%
Other assets	36,156.4	35,815.9	36,775.5	2.7%	1.7%
Total assets	316,615.6	329,850.2	335,698.4	1.8%	6.0%
Trading liabilities	1,375.5	900.1	1,259.1	39.9%	-8.5%
Hedging derivatives liabilities	66.6	26.4	36.0	36.4%	-45.9%
Customer deposits	198,365.4	207,804.0	211,825.0	1.9%	6.8%
Interbank borrowings and overnight funds	15,427.4	17,293.8	18,247.8	5.5%	18.3%
Borrowings from banks and others	21,276.5	22,531.8	22,038.7	-2.2%	3.6%
Bonds issued	24,462.3	24,503.5	24,159.7	-1.4%	-1.2%
Borrowings from development entities	4,363.2	4,363.1	4,287.7	-1.7%	-1.7%
Other liabilities	19,599.3	19,795.1	20,194.2	2.0%	3.0%
Total liabilities	284,936.4	297,217.7	302,048.2	1.6%	6.0%
Equity attributable to owners of the parent	16,719.8	17,172.9	17,759.5	3.4%	6.2%
Non-controlling interest	14,959.4	15,459.7	15,890.7	2.8%	6.2%
Total equity	31,679.2	32,632.6	33,650.2	3.1%	6.2%
Total liabilities and equity	316,615.6	329,850.2	335,698.4	1.8%	6.0%

Consolidated Statement of Income	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Interest income	7,238.9	6,591.0	6,717.1	1.9%	-7.2%
Interest expense	5,317.6	4,660.7	4,695.9	0.8%	-11.7%
Net interest income	1,921.3	1,930.3	2,021.2	4.7%	5.2%
Loans and other accounts receivable	1,126.1	1,154.1	1,118.6	-3.1%	-0.7%
Other financial assets	(0.0)	(8.5)	10.3	N.A	N.A
Recovery of charged-off financial assets	(139.8)	(142.8)	(262.7)	84.0%	88.0%
Net impairment loss on financial assets	986.2	1,002.7	866.1	-13.6%	-12.2%
Net interest income, after impairment losses	935.1	927.5	1,155.0	24.5%	23.5%
Net income from commissions and fees	900.6	900.4	910.0	1.1%	1.0%
Gross profit from sales of goods and services	621.8	679.8	493.4	-27.4%	-20.6%
Net trading income	336.7	233.6	564.4	141.6%	67.6%
Net income from other financial instruments mandatory at FVTPL	82.1	96.7	89.3	-7.6%	8.8%
Total other income	2.6	596.6	364.7	-38.9%	N.A.
Total other expenses	2,114.4	2,254.3	2,309.3	2.4%	9.2%
Net income before income tax expense	764.5	1,180.4	1,267.5	7.4%	65.8%
Income tax expense	315.3	379.1	383.8	1.2%	21.7%
Net income for the period	449.2	801.3	883.7	10.3%	96.7%
Non-controlling interest	244.9	439.8	388.7	-11.6%	58.7%
Net income attributable to owners of the parent	204.3	361.5	494.9	36.9%	142.2%

Key ratios	2Q24	1Q25	2Q25	YTD 2024	YTD 2025
Net Interest Margin(1)	3.4%	3.2%	3.4%	3.2%	3.4%
Net Interest Margin (including net trading income)(1)	3.4%	3.5%	4.0%	3.4%	3.9%
Efficiency ratio(2)	54.7%	50.8%	52.0%	52.5%	51.4%
90 days PDL / Gross loans (5)	4.2%	3.7%	3.5%	4.2%	3.5%
Provision expense / Average gross loans (6)	2.1%	2.0%	1.7%	2.5%	1.9%
Allowance / 90 days PDL (5)	1.29	1.28	1.31	1.29	1.31
Allowance / Gross loans	5.5%	4.8%	4.6%	5.5%	4.6%
Charge-offs / Average gross loans (6)	2.7%	3.4%	3.1%	2.6%	3.3%
Total loans, net / Total assets	58.1%	57.6%	57.1%	58.1%	57.1%
Deposits / Total loans, net	107.8%	109.4%	110.4%	107.8%	110.4%
Equity / Assets	10.0%	9.9%	10.0%	10.0%	10.0%
Tangible equity ratio (7)	8.6%	8.5%	8.6%	8.6%	8.6%
ROAA(3)	0.6%	1.0%	1.1%	0.6%	1.1%
ROAE(4)	4.9%	8.4%	11.3%	3.8%	10.0%
Shares outstanding (EoP)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Shares outstanding (Average)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Common share price (EoP)	431.0	561.0	580.0	431.0	580.0
Preferred share price (EoP)	433.0	563.0	570.0	433.0	570.0
BV/ EoP shares in Ps.	704.2	723.3	748.0	704.2	748.0
EPS	8.6	15.2	20.8	13.4	36.1

P/E (8)	12.6	9.2	6.8	16.2	7.9
P/BV (8)	0.6	0.8	0.8	0.6	0.8

 (1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

6

Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

Consolidated Financial Results

Statement of Financial Position Analysis

1.	Assets

Total assets as of June 30th, 2025 totaled Ps 335,698.4 billion showing an increase of 6.0% versus total assets in June 30th, 2024 and an increase of 1.8% versus March 31st, 2025. Growth was mainly driven by (i) a 4.2% year over year growth in total loans, net to Ps 191,805.5 billion, (ii) a 49.2% year over year growth in trading assets to Ps 24,668.9 billion, and (iii) a 7.9% year over year increase in investment securities to Ps 40,197.3 billion.

1.1	Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 3.2% between June 30th, 2025 and June 30th, 2024 to Ps 199,357.1 billion mainly driven by (i) a 3.6% increase in Consumer loans to Ps 62,725.1 billion, (ii) a 20.1% increase in Mortgages to Ps 23,618.6 billion, and (iii) a 0.3% increase in Commercial loans to Ps 113,011.8 billion.

Interbank & overnight funds increased by 11.9% to Ps 1,601.1 billion between June 30th, 2025 and June 30th, 2024

Loss allowance was Ps 9,152.7 billion as of June 30th, 2025, taking net loans to Ps 191,805.5 billion.

Total loans, net	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Gross loans
Commercial loans	112,647.5	113,381.2	113,011.8	-0.3%	0.3%
Consumer loans	60,561.7	62,409.0	62,725.1	0.5%	3.6%
Mortgages loans	19,666.3	22,965.9	23,618.6	2.8%	20.1%
Microcredit loans	295.6	4.2	1.5	-63.3%	-99.5%
Gross loans	193,171.1	198,760.3	199,357.1	0.3%	3.2%
Interbank & overnight funds	1,430.9	726.1	1,601.1	120.5%	11.9%
Total gross loans	194,602.0	199,486.5	200,958.2	0.7%	3.3%
Loss allowance	(10,583.9)	(9,559.3)	(9,152.7)	-4.3%	-13.5%
Allowance for impairment of commercial loans	(5,551.1)	(4,914.5)	(4,729.3)	-3.8%	-14.8%
Allowance for impairment of consumer loans	(4,532.1)	(4,148.3)	(3,938.3)	-5.1%	-13.1%
Allowance for impairment of mortgages	(430.7)	(492.9)	(484.1)	-1.8%	12.4%
Allowance for impairment of microcredit loans	(70.0)	(3.5)	(1.0)	-71.3%	-98.6%
Total loans, net	184,018.1	189,927.2	191,805.5	1.0%	4.2%

7

Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
General purpose	78,463.8	81,078.5	81,073.7	0.0%	3.3%
Working capital	17,338.0	15,300.0	15,151.2	-1.0%	-12.6%
Financial leases	11,853.5	12,062.7	12,080.5	0.1%	1.9%
Funded by development banks	3,982.3	3,766.0	3,629.4	-3.6%	-8.9%
Overdrafts	670.1	796.6	726.2	-8.8%	8.4%
Credit cards	339.7	377.5	350.7	-7.1%	3.2%
Commercial loans	112,647.5	113,381.2	113,011.8	-0.3%	0.3%
Payroll loans	33,325.8	34,712.6	34,916.9	0.6%	4.8%
Personal loans	14,183.9	14,647.8	14,789.8	1.0%	4.3%
Credit cards	7,353.0	7,044.9	7,005.0	-0.6%	-4.7%
Automobile and vehicle	5,493.7	5,764.7	5,710.3	-0.9%	3.9%
Financial leases	17.7	19.7	20.5	4.1%	15.7%
Overdrafts	81.9	75.9	73.1	-3.7%	-10.7%
Other	105.8	143.3	209.5	46.2%	97.9%
Consumer loans	60,561.7	62,409.0	62,725.1	0.5%	3.6%
Mortgages	17,461.3	20,514.1	21,037.7	2.6%	20.5%
Housing leases	2,205.0	2,451.8	2,580.9	5.3%	17.0%
Mortgages loans	19,666.3	22,965.9	23,618.6	2.8%	20.1%
Microcredit loans	295.6	4.2	1.5	-63.3%	-99.5%
Gross loans	193,171.1	198,760.3	199,357.1	0.3%	3.2%
Interbank & overnight funds	1,430.9	726.1	1,601.1	120.5%	11.9%
Total gross loans	194,602.0	199,486.5	200,958.2	0.7%	3.3%

In terms of gross loans (excluding interbank and overnight funds), 92.2% are domestic and 7.8% are foreign (reflecting the Multi Financial Holding operation). In terms of currency, 83.6% are peso denominated loans and 16.4% are USD denominated.

A 1.9% yearly appreciation of the Peso relative to the U.S. Dollar, unfavored growth metrics for US Dollar denominated loans in Pesos.

Commercial loans increased by 0.3% versus 2Q24 and -0.3% versus 1Q25. Over the year, Peso denominated loans increased by 1.7%, while dollar denominated loans decreased 2.2% in dollar terms.

Consumer Loans increased by 3.6% versus 2Q24 and 0.5% versus 1Q25. Peso denominated consumer loans grew by 3.5% yearly, while dollar denominated loans increased 7.1% in dollar terms.

Mortgages increased by 20.1% versus 2Q24 and 2.8% versus 1Q25. Over the year, Peso denominated loans increased by 24.8%, while dollar denominated loans increased 0.9% in dollar terms.

The following table shows the loans and receivables composition per segment.

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Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

Gross loans / Segment ($)	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Banking services	191,772.8	197,417.4	198,077.5	0.3%	3.3%
Merchant Banking	2,785.1	2,906.1	2,895.2	-0.4%	4.0%
Pension and Severance Fund Management	-	-	-	-	-
Holding	1,330.4	1,139.1	1,105.7	-2.9%	-16.9%
Eliminations	(2,717.2)	(2,702.3)	(2,721.3)	0.7%	0.2%
Gross loans	193,171.1	198,760.3	199,357.1	0.3%	3.2%
Interbank & overnight funds	1,430.9	726.1	1,601.1	120.5%	11.9%
Total gross loans	194,602.0	199,486.5	200,958.2	0.7%	3.3%

Gross loans / Segment (%)	2Q24	1Q25	2Q25

Banking services	99.3%	99.3%	99.4%
Merchant Banking	1.4%	1.5%	1.5%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.7%	0.6%	0.6%
Eliminations	-1.4%	-1.4%	-1.4%
Gross loans	100.0%	100.0%	100.0%

30-days and 90 days past due loans improved compared to the previous quarter, reaching the lowest level since 1Q23 for 90-day PDLs and since 4Q22 for 30-day PDLs. Commercial portfolio deterioration peaked during 3Q24 and 30 days PDLs improved 41 bps compared with the last quarter. Consumer portfolio ratios continued the positive trend for the fifth consecutive quarter.

Past due loans	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Performing	106,816.9	107,955.3	108,069.5	0.1%	1.2%
Between 31 and 90 days past due	764.9	820.1	570.3	-30.5%	-25.4%
+90 days past due	5,065.6	4,605.8	4,372.0	-5.1%	-13.7%
Commercial loans	112,647.5	113,381.2	113,011.8	-0.3%	0.3%
Performing	56,642.9	59,000.5	59,547.0	0.9%	5.1%
Between 31 and 90 days past due	1,639.3	1,451.8	1,397.3	-3.8%	-14.8%
+90 days past due	2,279.5	1,956.6	1,780.8	-9.0%	-21.9%
Consumer loans	60,561.7	62,409.0	62,725.1	0.5%	3.6%
Performing	18,272.1	21,510.3	22,151.8	3.0%	21.2%
Between 31 and 90 days past due	585.9	578.9	613.4	6.0%	4.7%
+90 days past due	808.3	876.8	853.5	-2.7%	5.6%
Mortgages loans	19,666.3	22,965.9	23,618.6	2.8%	20.1%
Performing	233.2	0.7	0.5	-27.7%	-99.8%
Between 31 and 90 days past due	10.8	-	0.0	N.A	-99.6%
+90 days past due	51.6	3.4	1.0	-72.0%	-98.1%
Microcredit loans	295.6	4.2	1.5	-63.3%	-99.5%
Gross loans	193,171.1	198,760.3	199,357.1	0.3%	3.2%
Interbank & overnight funds	1,430.9	726.1	1,601.1	120.5%	11.9%
Total gross loans	194,602.0	199,486.5	200,958.2	0.7%	3.3%

9

Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

Our 30 days PDL to total loans was 4.8% for 2Q25, 5.2% for 1Q25 and 5.8% for 2Q24. The ratio of 90 days PDL to total loans was 3.5% for 2Q25, 3.7% for 1Q25 and 4.2% for 2Q24.

30 days past due loans	2Q24	1Q25	2Q25

Commercial	5.2%	4.8%	4.4%
Consumer	6.5%	5.5%	5.1%
Mortgages	7.1%	6.3%	6.2%
Microcredit	21.1%	82.4%	65.4%
Total loans	5.8%	5.2%	4.8%

90 days past due loans	2Q24	1Q25	2Q25

Commercial	4.5%	4.1%	3.9%
Consumer	3.8%	3.1%	2.8%
Mortgages	4.1%	3.8%	3.6%
Microcredit	17.5%	82.4%	62.9%
Total loans	4.2%	3.7%	3.5%

Loans classified as stage 2 and 3 were 11.5% for 2Q25, 11.5% for 1Q25 and 12.1% for 2Q24. Allowance for stage 2 and 3 loans / stage 2 and 3 loans were 31.5% for 2Q25, 33.3% for 1Q25 and 37.4% for 2Q24.

Loans by stages (%)	2Q24	1Q25	2Q25

Loans classified as Stage 2 / gross loans	4.8%	5.2%	5.4%
Loans classified as Stage 3 / gross loans	7.2%	6.3%	6.1%
Loans classified as Stage 2 and 3 / gross loans	12.1%	11.5%	11.5%
Allowance for Stage 1 loans / Stage 1 loans	1.1%	1.1%	1.1%
Allowance for Stage 2 loans / Stage 2 loans	14.6%	11.9%	11.2%
Allowance for Stage 3 loans / Stage 3 loans	52.6%	50.8%	49.6%
Allowance for Stage 2 and 3 loans / Stage 2 and 3 loans	37.4%	33.3%	31.5%

Grupo Aval’s coverage over its 90 days PDL was 1.3x for 2Q25, 1Q25, and 2Q24, coverage over its 30 days PDL was 1.0x in 2Q25, 0.9x for 1Q25 and 0.9x 2Q24.

Impairment loss, net of recoveries of charged off assets to average gross loans was 1.7% for 2Q25, 2.0% for 1Q25, and 2.1% 2Q24; this rate for consumer loans was 4.2% for 2Q25, 4.5% for 1Q25 and 5.6% for 2Q24, while for commercial loans was 0.4% for 2Q25, 0.9% for 1Q25 and 0.4% for 2Q24. Charge-offs to average gross loans was 3.1% for 2Q25, 3.4% for 1Q25, and 2.7% in 2Q24.

Coverage and cost of risk	2Q24	1Q25	2Q25

Allowance for impairment / 30 days PDL	0.9	0.9	1.0
Allowance for impairment / 90 days PDL	1.3	1.3	1.3
Allowance for impairment / gross loans (*)	5.5%	4.8%	4.6%

Impairment loss / average gross loans (*)	2.4%	2.3%	2.2%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	2.1%	2.0%	1.7%

Charge-offs / average gross loans (*)	2.7%	3.4%	3.1%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

10

Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

1.2	Investment securities and trading assets

Total investment securities and trading assets increased 20.6% to Ps 64,886.2 billion between June 30th, 2025 and June 30th, 2024 and increased 5.9% versus March 31st, 2025.

A total of Ps 53,314.4 billion of our total portfolio is invested in debt securities, which increased by 19.5% between June 30th, 2025 and June 30th, 2024 and increased by 5.7% versus March 31st, 2025. Ps 10,214.1 billion of our total investment securities is invested in equity securities, which increased by 26.9% between June 30th, 2025 and June 30th, 2024 and by 4.4% versus March 31st, 2025.

Investment and trading assets	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Debt securities	8,812.9	11,767.6	14,894.3	26.6%	69.0%
Equity securities	6,609.5	8,129.3	8,437.0	3.8%	27.6%
Derivative assets	1,108.8	981.9	1,337.7	36.2%	20.6%
Trading assets	16,531.2	20,878.9	24,668.9	18.2%	49.2%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.9	1.4	1.4	-0.7%	-24.8%
Debt securities at FVOCI	25,592.4	28,266.9	28,968.6	2.5%	13.2%
Equity securities at FVOCI	1,439.6	1,652.6	1,777.2	7.5%	23.5%
Investments in securities at FVOCI	27,032.0	29,919.5	30,745.8	2.8%	13.7%
Investments in debt securities at AC	10,224.0	10,425.8	9,450.1	-9.4%	-7.6%
Investment and trading assets	53,789.1	61,225.6	64,866.2	5.9%	20.6%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 8.8% for 2Q25, 6.7% for 1Q25 and 7.5% for 2Q24.

1.3	Cash and Cash Equivalents

As of June 30th, 2025 cash and cash equivalents had a balance of Ps 18,633.9 billion showing a decrease of 3.4% versus June 30th, 2024 and of 2.6% versus March 31st, 2025.

The ratio of cash and cash equivalents to customer deposits was 8.8% at June 30th, 2025, 9.2% at March 31st, 2025, and 9.7% at June 30th, 2024.

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Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

1.4	Goodwill

Goodwill as of June 30th, 2025 was Ps 2,211.2 billion, decreasing by 0.1% versus June 30th, 2024 and by 0.2% versus March 31st, 2025.

1.5	Concession arrangement rights

These mainly reflect the value of road concessions recorded for the most part at Corficolombiana. As of June 30th, 2025, C.A.R. reached Ps 14,148.6 billion and grew by 1.9% versus June 30th, 2024 and decreased by 0.2% versus March 31st, 2025.

2.	Liabilities

As of June 30th, 2025 Total Funding represented 92.9% of total liabilities and other liabilities represented 7.1%.

2.1	Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits,

(ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities, had a balance of Ps 280,558.9 billion as of June 30th, 2025, showing an increase of 6.3% versus June 30th, 2024 and of 1.5% versus March 31st, 2025. Total customer deposits represented 75.5% of total funding as of 2Q25, 75.2% for 1Q25, and 75.2% for 2Q24.

Average cost of funds was 6.8% for 2Q25, 6.8% for 1Q25, and 8.2% for 2Q24.

2.1.1	Customer deposits

Customer deposits	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Checking accounts	16,692.5	17,996.8	18,391.2	2.2%	10.2%
Other deposits	267.0	341.3	767.5	124.8%	187.5%
Non-interest bearing	16,959.5	18,338.2	19,158.7	4.5%	13.0%
Checking accounts	6,413.2	7,474.3	6,458.0	-13.6%	0.7%
Time deposits	94,250.3	100,257.2	101,458.8	1.2%	7.6%
Savings deposits	80,742.5	81,734.2	84,749.5	3.7%	5.0%
Interest bearing	181,405.9	189,465.8	192,666.3	1.7%	6.2%
Customer deposits	198,365.4	207,804.0	211,825.0	1.9%	6.8%

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Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

Of our total customer deposits as of June 30th, 2025, checking accounts represented 11.7%, time deposits 47.9%, savings accounts 40.0%, and other deposits 0.4%.

The following table shows the customer deposits composition by segment.

Deposits / Segment($)	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Banking services	193,185.0	203,380.2	206,355.1	1.5%	6.8%
Merchant Banking	9,064.4	8,923.3	8,688.9	-2.6%	-4.1%
Pension and Severance Fund Management	1.3	1.4	1.4	3.8%	8.6%
Holding	-	-	-	N.A	N.A
Eliminations	(3,885.3)	(4,500.9)	(3,220.3)	-28.5%	-17.1%
Total Grupo Aval	198,365.4	207,804.0	211,825.0	1.9%	6.8%

Deposits / Segment (%)	2Q24	1Q25	2Q25
Banking services	97.4%	97.9%	97.4%
Merchant Banking	4.6%	4.3%	4.1%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.0%	0.0%	0.0%
Eliminations	-2.0%	-2.2%	-1.5%
Total Grupo Aval	100.0%	100.0%	100.0%

2.1.2	Borrowings from Banks and Other (includes borrowings from development entities)

As of June 30th, 2025 borrowings from banks and other totaled Ps 26,326.4 billion, increasing 2.7% versus June 30th, 2024 and decreasing 2.1% versus March 31st, 2025. Over the year, Peso denominated borrowings from banks and others increased by 1.4% and dollar denominated borrowings from banks and others increased 5.4% in dollar terms.

2.1.3	Bonds issued

Total bonds issued as of June 30th, 2025 totaled Ps 24,159.7 billion and decreased 1.2% versus June 30th, 2024 and 1.4% versus March 31st, 2025. Over the year, Peso denominated bonds decreased by 0.2% and dollar denominated bonds increased by 0.1% in dollar terms.

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Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

3.	Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its most relevant consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and Aval Banca de Inversión).

As of June 30th, 2025 non-controlling interest was Ps 15,892.5 billion which increased by 6.2% versus June 30th, 2024 and by 2.8% versus March 31st, 2025. Total non-controlling interest represents 47.2% of total equity as of 2Q25, compared to 47.4% in 1Q25 and 47.2% in 2Q24.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Banco de Bogotá	68.9%	68.9%	68.9%	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
Porvenir	75.8%	75.8%	75.8%	-	-
Corficolombiana	40.5%	40.5%	40.5%	-	-
Aval Fiduciaria	40.5%	96.7%	98.5%	175	5,795
Aval Casa de Bolsa	62.2%	86.4%	86.4%	-	2,425
Aval Banca de Inversión	0.0%	82.2%	82.2%	-	8,216

4.	Attributable Shareholders’ Equity

Attributable shareholders’ equity as of June 30th, 2025 was Ps 17,757.8 billion, showing an increase of 6.2% versus June 30th, 2024 and of 3.4% versus March 31st, 2025.

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Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to the owners of the parent company for 2Q25 was Ps 494.9 billion showing a 36.9% increase versus 1Q25 and a 142.2% versus 2Q24.

Consolidated Statement of Income	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Interest income	7,238.9	6,591.0	6,717.1	1.9%	-7.2%
Interest expense	5,317.6	4,660.7	4,695.9	0.8%	-11.7%
Net interest income	1,921.3	1,930.3	2,021.2	4.7%	5.2%
Loans and other accounts receivable	1,126.1	1,154.1	1,118.6	-3.1%	-0.7%
Other financial assets	(0.0)	(8.5)	10.3	-220.6%	N.A
Recovery of charged-off financial assets	(139.8)	(142.8)	(262.7)	84.0%	88.0%
Net impairment loss on financial assets	986.2	1,002.7	866.1	-13.6%	-12.2%
Net income from commissions and fees	900.6	900.4	910.0	1.1%	1.0%
Gross profit from sales of goods and services	621.8	679.8	493.4	-27.4%	-20.6%
Net trading income	336.7	233.6	564.4	141.6%	67.6%
Net income from other financial instruments mandatory at FVTPL	82.1	96.7	89.3	-7.6%	8.8%
Total other income	2.6	596.6	364.7	-38.9%	N.A.
Total other expenses	2,114.4	2,254.3	2,309.3	2.4%	9.2%
Net income before income tax expense	764.5	1,180.4	1,267.5	7.4%	65.8%
Income tax expense	315.3	379.1	383.8	1.2%	21.7%
Net income for the period	449.2	801.3	883.7	10.3%	96.7%
Non-controlling interest	244.9	439.8	388.7	-11.6%	58.7%
Net income attributable to owners of the parent	204.3	361.5	494.9	36.9%	142.2%

1.	Net Interest Income

Net interest income	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Interest income
Commercial	3,465.2	3,031.0	2,990.0	-1.4%	-13.7%
Interbank and overnight funds	211.0	139.8	160.3	14.7%	-24.0%
Consumer	2,276.8	2,218.3	2,265.3	2.1%	-0.5%
Mortgages and housing leases	473.9	548.9	562.2	2.4%	18.6%
Microcredit	18.3	0.1	0.1	-31.9%	-99.6%
Loan portfolio	6,445.2	5,938.1	5,977.9	0.7%	-7.3%
Interests on investments in debt securities	793.6	652.9	739.2	13.2%	-6.9%
Total interest income	7,238.9	6,591.0	6,717.1	1.9%	-7.2%
Interest expense
Checking accounts	64.2	58.5	58.8	0.4%	-8.4%
Time deposits	2,424.1	2,171.7	2,204.1	1.5%	-9.1%
Savings deposits	1,441.8	1,108.1	1,139.0	2.8%	-21.0%
Total interest expenses on deposits	3,930.1	3,338.3	3,401.9	1.9%	-13.4%
Interbank borrowings and overnight funds	340.6	391.1	375.7	-3.9%	10.3%
Borrowings from banks and others	479.7	418.0	403.7	-3.4%	-15.8%
Bonds issued	434.1	418.7	420.1	0.3%	-3.2%
Borrowings from development entities	133.1	94.6	94.5	-0.1%	-29.0%
Total interest expenses on financial obligations	1,387.5	1,322.4	1,294.1	-2.1%	-6.7%
Total interest expense	5,317.6	4,660.7	4,695.9	0.8%	-11.7%
Net interest income	1,921.3	1,930.3	2,021.2	4.7%	5.2%

15

Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

Our net interest income increased by 5.2% to Ps 2,021.2 billion for 2Q25 versus 2Q24 and by 4.7% versus 1Q25. The increase versus 2Q24 was derived mainly from a 11.7% decrease in total interest expense.

Net Interest Margin (NIM)	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Consolidated
Net Interest Margin (NIM) (*)	3.42%	3.48%	4.00%	52	58
NIM on loans	4.28%	4.41%	4.48%	7	20
NIM on Investments	0.21%	0.31%	2.44%	213	223
Banking segment
Net Interest Margin (NIM) (*)	4.25%	4.20%	4.57%	38	32
NIM on loans	4.96%	4.95%	5.04%	9	8
NIM on Investments	0.80%	0.98%	2.65%	168	185

2.	Impairment loss on financial assets, net

Our impairment loss on financial assets, net decreased by 12.2% to Ps 866.1 billion for 2Q25 versus 2Q24 and by 13.6% versus 1Q25.

Net impairment loss on financial assets	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Loans and other accounts receivable	1,126.1	1,154.1	1,118.6	-3.1%	-0.7%
Other financial assets	(0.0)	(8.5)	10.3	N.A	N.A
Recovery of charged-off financial assets	(139.8)	(142.8)	(262.7)	84.0%	88.0%
Net impairment loss on financial assets	986.2	1,002.7	866.1	-13.6%	-12.2%

Our annualized gross cost of risk was 2.2% for 2Q25, 2.3% for 1Q25, and 2.4% 2Q24. Net of recoveries of charged-off assets our ratio risk was 1.7% for 2Q25, 2.0% for 1Q25, and 2.1% for 2Q24.

(*)Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 3.4% for 2Q25, 3.2% for 1Q25 and 3.4% for 2Q24.

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Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

3.	Total non-interest income

Total non-interest income	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Income from commissions and fees
Banking fees (1)	699.9	698.8	711.0	1.7%	1.6%
Trust activities and management services	119.2	130.5	141.0	8.0%	18.3%
Pension and severance fund management	289.6	319.6	289.9	-9.3%	0.1%
Bonded warehouse services	44.2	48.0	50.9	6.2%	15.3%
Total income from commissions and fees	1,152.9	1,196.9	1,192.9	-0.3%	3.5%
Expenses from commissions and fees	252.2	296.5	282.9	-4.6%	12.2%
Net income from commissions and fees	900.6	900.4	910.0	1.1%	1.0%

Income from sales of goods and services	2,626.3	2,692.8	2,505.6	-6.9%	-4.6%
Costs and expenses from sales of goods and services	2,004.5	2,013.0	2,012.2	0.0%	0.4%
Gross profit from sales of goods and services	621.8	679.8	493.4	-27.4%	-20.6%

Total trading investment income	146.1	310.9	580.1	86.6%	297.0%
Total derivatives income	190.6	(77.3)	(15.8)	-79.6%	-108.3%
Net trading income	336.7	233.6	564.4	141.6%	67.6%
Net income from other financial instruments mandatory at FVTPL	82.1	96.7	89.3	-7.6%	8.8%

Other income
Foreign exchange gains (losses), net	(261.9)	259.0	33.2	-87.2%	-112.7%
Net gain on sale of investments and OCI realization	(6.7)	(5.6)	(56.5)	N.A.	N.A.
Gain on the sale of non-current assets held for sale	5.3	0.7	7.1	N.A.	34.3%
Income from non-consolidated investments (2)	96.4	226.6	95.8	-57.7%	-0.7%
Net gains on asset valuations	17.1	7.8	14.0	78.4%	-18.5%
Other income from operations	152.4	108.1	271.1	150.8%	77.9%
Total other income	2.6	596.6	364.7	-38.9%	N.A.

Total non-interest income	1,943.9	2,507.2	2,421.8	-3.4%	24.6%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1	Net income from commissions and fees

Net income from commissions and fees for 2Q25 totaled Ps 910.0 billion and increased by 1.0% versus 2Q24 and by 1.1% versus 1Q25. Income from commissions and fees increased by 3.5% to Ps 1,192.9 billion in 2Q25 versus 2Q24 and decreased by 0.3% versus 1Q25.

3.2	Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 20.6% to Ps 493.4 billion for 2Q25 versus 2Q24 and by 27.4% quarterly.

The main driver behind the yearly and quarterly decrease is related to lower contribution from the energy & gas sector and the infrastructure sector.

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Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

3.3	Total other income from operations

Other income	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Total derivatives income	190.6	(77.3)	(15.8)	-79.6%	-108.3%
Foreign exchange gains (losses), net	(261.9)	259.0	33.2	-87.2%	-112.7%
Derivatives and foreign exchange gains (losses), net (1)	(71.3)	181.7	17.5	-90.4%	-124.5%

Net gains on asset valuations	17.1	7.8	14.0	78.4%	-18.5%
Net income from other financial instruments mandatory at FVTPL	82.1	96.7	89.3	-7.6%	8.8%
Net gain on sale of investments and OCI realization	(6.7)	(5.6)	(56.5)	N.A.	N.A.
Gain on the sale of non-current assets held for sale	5.3	0.7	7.1	N.A.	34.3%
Income from non-consolidated investments (2)	96.4	226.6	95.8	-57.7%	-0.7%
Other income from operations	152.4	108.1	271.1	150.8%	77.9%

Total other income from operations	275.3	616.0	438.2	-28.9%	59.1%

(1)Includes income from trading and hedging derivatives reflected as part of the net trading income on the statement of profit and loss.

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

Total other income for 2Q25 totaled Ps 364.7 billion, quarterly and yearly performance is driven by higher derivatives and foreign exchange gains related to our non-financial sector.

4.	Other expenses

Total other expenses for 2Q25 totaled Ps 2,309.3 billion and increased by 9.2% versus 2Q24 and by 2.4% versus 1Q25. Our efficiency ratio measured as total other expenses to total income was 52.0% in 2Q25, 50.8% in 1Q25, and 54.7% for 2Q24.

General and administrative expenses for the quarter reached Ps 1,171.0 billion, increasing 4.4% over the year and 0.8% quarterly. Personnel expenses for the quarter reached Ps 842.5 billion, showing an increase of 6.5% over the year and of 1.4% quarterly.

The ratio of annualized total other expenses as a percentage of average total assets was 2.8% for 2Q25, 2.7% for 1Q25, and 2.7% for 2Q24.

5.	Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and Aval Banca de Inversión).

Non-controlling interest in the income statement was Ps 388.7 billion, showing a 58.7% increase versus 2Q24 and a 11.6% versus 1Q25. In addition, the ratio of non-controlling interest to income before non-controlling interest was 44.0% in 2Q25, 54.9% in 1Q25 and 54.5% in 2Q24.

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Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness(*) of Ps 1,567.0 billion (Ps 351.9 billion of bank debt and Ps 1,215.1 billion of bonds denominated in Colombian pesos) as of June 30th, 2025. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of June 30th, 2025, the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 4,121.8 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans, investments and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 787.9 billion of total liquid assets, a total gross indebtedness of Ps 5,688.8 billion and a net indebtedness of Ps 4,901.0 billion as of June 30th, 2025. In addition to liquid assets, it has Ps 1,098.8 billion in loans with related parties and Grupo Aval Ltd. has Ps 2,126.2 billion in investments in AT1 instruments.

Total Liquid assets as of June 30, 2025
Cash and cash equivalents	659.6
Fixed income investments	128.2
Total liquid assets	787.9

Maturity schedule of our combined gross debt principal (Ps Billions)

As of June 30th, 2025 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries, AT1 investments, and goodwill as a percentage of shareholders' equity) was 1.21x. Finally, we present an evolution of our key ratios on a combined basis:

				Δ
Debt service coverage and leverage ratios	2Q24	1Q25	2Q25	2Q25 vs. 1Q25	2Q25 vs. 2Q24
Contribution of Investments in Subsidiaries to double leverage	1.11x	1.10x	1.10x	-0.01	-0.01
Contribution of Investments in AT1 Instruments to double leverage	.12x	.13x	.12x	-0.01	0.00
Double Leverage (1)	1.23x	1.22x	1.21x	-0.01	-0.02
Net debt / Core earnings (2)(3)	4.89x	5.45x	3.66x	-1.79	-1.23
Net debt / Cash dividends (2)(3)	9.37x	10.18x	5.63x	-4.54	-3.74
Core Earnings / Interest Expense (2)	2.88x	2.80x	3.99x	1.19	1.11

(*) Grupo Aval Ltd extended US$ 270 million loans to Grupo Aval Acciones y Valores S.A. which is eliminated in the combined figures of Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. (1) Double leverage is calculated as investments in subsidiaries at book value, subordinated and AT1 loans or investments and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

19

Report of 2Q2025 consolidated results Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Below, we present a summary of our financial statements at the separate level by the end of the second quarter of 2025. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Assets

The assets are mainly represented by the interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.3%), Banco Popular (93.7%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%), Aval Fiduciaria (94.5%), Aval Casa de Bolsa (40.8%), Aval Banca de Inversión (70.0%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of June 30th, 2025 totaled Ps 21,502.3 billion, increasing 4.9% or Ps 1,004.2 billion versus June 30th, 2024 and 1.9% or Ps 395.5 billion versus March 31st, 2025. The annual variation is mainly explained by the annual increase of Ps 1,117.7 billion in in investments in subsidiaries and associates

Liabilities

Total liabilities as of June 30th, 2025 totaled Ps 3,235.0 billion, decreasing 2.8% or Ps 93.3 billion versus June 30th, 2024 and 5.5% or Ps 188.1 billion versus March 31st, 2025. Quarterly variation is mainly driven by a 23.3% decrease in accounts payable.

Equity

As of June 30th, 2025 , shareholders' equity was Ps 18,267.3 billion, 6.4% higher than reported on June 30th, 2024 and 3.3% compared to the equity reported as of March 31st, 2025.

Net Income

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

During the 2Q25 we presented a net profit from of Ps 499.4 billion, increasing 159.5% versus 2Q24. The increase in profits is explained by a higher income from equity method.

Results for the 2Q25 reflect a strong year-on-year and quarter-on-quarter improvement in our core banking metrics (NIM on loans, asset quality, and cost of risk), along with positive performance in our pension and severance fund management segment.

20

Report of 2Q2025 consolidated results Information reported in Ps billions and under Colombian IFRS

RISK MANAGEMENT

During the second quarter of 2025, there were no material changes in the degree of exposure to the relevant risks disclosed in the report as of March 2025, nor have any new relevant risks been identified that merit disclosure as of June 30th , 2025, according to the instructions given in paragraph 8.4.1.2.1 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

During 2Q25, there were no material qualitative and quantitative changes in market risk in comparison with the information reported in the report as of 1Q25, that merit disclosure as of June 30th, 2025, in accordance with the instructions given in paragraph 8.4.1.1.4 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

ESG

During the quarter, we updated our double materiality assessment with input from 280 stakeholder representatives. We considered 16 material topics, of which 10 were identified as priorities for Grupo Aval.

CORPORATE GOVERNANCE

In terms of corporate governance, a relevant change occurred during the second quarter of 2025 with the appointment of Ernesto José Gutiérrez de Piñeres as Corporate Vice President of IT of Grupo Aval.

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Report of 2Q2025

DEFINITIONS

Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Gross loans excludes interbank and overnight funds.

Interest Earning Assets are calculated as the sum of average gross loans, average interbanks and average investments.

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases.

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

22

Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24

Cash and cash equivalents	19,296.3	19,138.4	18,633.9	-2.6%	-3.4%

Investment and trading assets
Debt securities	8,812.9	11,767.6	14,894.3	26.6%	69.0%
Equity securities	6,609.5	8,129.3	8,437.0	3.8%	27.6%
Derivative assets	1,108.8	981.9	1,337.7	36.2%	20.6%
Trading assets	16,531.2	20,878.9	24,668.9	18.2%	49.2%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.9	1.4	1.4	-0.7%	-24.8%
Investments in securities at FVOCI	27,032.0	29,919.5	30,745.8	2.8%	13.7%
Investments in debt securities at AC	10,224.0	10,425.8	9,450.1	-9.4%	-7.6%
Investment securities	37,257.8	40,346.7	40,197.3	-0.4%	7.9%
Hedging derivatives assets	61.6	39.9	40.0	0.4%	-35.0%

Gross loans
Commercial loans	114,078.3	114,107.4	114,612.9	0.4%	0.5%
Commercial loans	112,647.5	113,381.2	113,011.8	-0.3%	0.3%
Interbank & overnight funds	1,430.9	726.1	1,601.1	120.5%	11.9%
Consumer loans	60,561.7	62,409.0	62,725.1	0.5%	3.6%
Mortgages loans	19,666.3	22,965.9	23,618.6	2.8%	20.1%
Microcredit loans	295.6	4.2	1.5	-63.3%	-99.5%
Total gross loans	194,602.0	199,486.5	200,958.2	0.7%	3.3%
Loss allowance	(10,583.9)	(9,559.3)	(9,152.7)	-4.3%	-13.5%
Total loans, net	184,018.1	189,927.2	191,805.5	1.0%	4.2%

Other accounts receivable, net	26,826.2	26,743.5	27,337.6	2.2%	1.9%
Non-current assets held for sale	92.4	95.4	67.5	-29.2%	-26.9%
Investments in associates and joint ventures	1,242.5	1,194.9	1,262.7	5.7%	1.6%

Own-use property, plant and equipment for own-use and given in operating lease, net	4,555.8	4,602.6	4,587.2	-0.3%	0.7%
Right-of-use assets	1,404.9	1,395.5	1,357.7	-2.7%	-3.4%
Investment properties	1,003.3	1,068.0	1,029.4	-3.6%	2.6%
Biological assets	234.3	240.7	243.3	1.1%	3.8%
Tangible assets	7,198.3	7,306.8	7,217.4	-1.2%	0.3%

Goodwill	2,214.1	2,215.7	2,211.2	-0.2%	-0.1%
Concession arrangement rights	13,881.7	14,180.8	14,148.6	-0.2%	1.9%
Other intangible assets	2,530.2	2,772.2	2,851.3	2.9%	12.7%
Intangible assets	18,626.0	19,168.7	19,211.0	0.2%	3.1%

Current	3,473.9	2,914.2	3,234.8	11.0%	-6.9%
Deferred	1,509.2	1,548.0	1,483.8	-4.1%	-1.7%
Income tax assets	4,983.0	4,462.1	4,718.6	5.7%	-5.3%

Other assets	482.1	547.8	537.8	-1.8%	11.6%
Total assets	316,615.6	329,850.2	335,698.4	1.8%	6.0%

Trading liabilities	1,375.5	900.1	1,259.1	39.9%	-8.5%
Hedging derivatives liabilities	66.6	26.4	36.0	36.4%	-45.9%

Customer deposits	198,365.4	207,804.0	211,825.0	1.9%	6.8%
Checking accounts	23,105.7	25,471.2	24,849.2	-2.4%	7.5%
Time deposits	94,250.3	100,257.2	101,458.8	1.2%	7.6%
Savings deposits	80,742.5	81,734.2	84,749.5	3.7%	5.0%
Other deposits	267.0	341.3	767.5	124.8%	187.5%
Financial obligations	65,529.4	68,692.1	68,733.9	0.1%	4.9%
Interbank borrowings and overnight funds	15,427.4	17,293.8	18,247.8	5.5%	18.3%
Borrowings from banks and others	21,276.5	22,531.8	22,038.7	-2.2%	3.6%
Bonds issued	24,462.3	24,503.5	24,159.7	-1.4%	-1.2%
Borrowings from development entities	4,363.2	4,363.1	4,287.7	-1.7%	-1.7%
Total financial liabilities at amortized cost	263,894.8	276,496.1	280,558.9	1.5%	6.3%

Legal related	208.5	183.0	182.2	-0.4%	-12.6%
Other provisions	787.2	917.0	814.2	-11.2%	3.4%
Provisions	995.7	1,100.0	996.5	-9.4%	0.1%

Current	79.2	305.6	68.3	-77.7%	-13.7%
Deferred	5,685.0	5,699.8	5,710.1	0.2%	0.4%
Income tax liabilities	5,764.1	6,005.4	5,778.4	-3.8%	0.2%
Employee benefits	904.9	1,001.5	951.9	-5.0%	5.2%
Other liabilities	11,934.5	11,688.1	12,467.4	6.7%	4.5%
Total liabilities	284,936.4	297,217.7	302,048.2	1.6%	6.0%

Equity attributable to owners of the parent	16,719.8	17,172.9	17,759.5	3.4%	6.2%
Non-controlling interest	14,959.4	15,459.7	15,890.7	2.8%	6.2%
Total equity	31,679.2	32,632.6	33,650.2	3.1%	6.2%

Total liabilities and equity	316,615.6	329,850.2	335,698.4	1.8%	6.0%

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

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Report of 2Q2025 consolidated results Information reported in Ps billions and under IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Income	YTD 2024	YTD 2025	Δ	2Q24	1Q25	2Q25	Δ
			2025 vs. 2024				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Interest income
Loan portfolio	13,038.7	11,915.9	-8.6%	6,445.2	5,938.1	5,977.9	0.7%	-7.3%
Interests on investments in debt securities	1,436.4	1,392.2	-3.1%	793.6	652.9	739.2	13.2%	-6.9%
Total interest income	14,475.1	13,308.1	-8.1%	7,238.9	6,591.0	6,717.1	1.9%	-7.2%

Interest expense
Checking accounts	137.2	117.3	-14.5%	64.2	58.5	58.8	0.4%	-8.4%
Time deposits	4,949.5	4,375.8	-11.6%	2,424.1	2,171.7	2,204.1	1.5%	-9.1%
Savings deposits	2,884.3	2,247.1	-22.1%	1,441.8	1,108.1	1,139.0	2.8%	-21.0%
Total interest expenses on deposits	7,971.0	6,740.2	-15.4%	3,930.1	3,338.3	3,401.9	1.9%	-13.4%

Interbank borrowings and overnight funds	827.6	766.9	-7.3%	340.6	391.1	375.7	-3.9%	10.3%
Borrowings from banks and others	899.7	821.7	-8.7%	479.7	418.0	403.7	-3.4%	-15.8%
Bonds issued	891.1	838.8	-5.9%	434.1	418.7	420.1	0.3%	-3.2%
Borrowings from development entities	284.0	189.1	-33.4%	133.1	94.6	94.5	-0.1%	-29.0%
Total interest expenses on financial obligations	2,902.4	2,616.5	-9.9%	1,387.5	1,322.4	1,294.1	-2.1%	-6.7%
Total interest expense	10,873.4	9,356.6	-13.9%	5,317.6	4,660.7	4,695.9	0.8%	-11.7%
Net interest income	3,601.7	3,951.4	9.7%	1,921.3	1,930.3	2,021.2	4.7%	5.2%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	2,611.4	2,272.6	-13.0%	1,126.1	1,154.1	1,118.6	-3.1%	-0.7%
Other financial assets	3.3	1.8	-46.1%	(0.0)	(8.5)	10.3	N.A	N.A
Recovery of charged-off financial assets	(268.4)	(405.5)	51.1%	(139.8)	(142.8)	(262.7)	84.0%	88.0%
Net impairment loss on financial assets	2,346.3	1,868.9	-20.3%	986.2	1,002.7	866.1	-13.6%	-12.2%
Net interest income, after impairment losses	1,255.3	2,082.6	65.9%	935.1	927.5	1,155.0	24.5%	23.5%

Income from commissions and fees
Banking fees (1)	1,378.8	1,409.9	2.3%	699.9	698.8	711.0	1.7%	1.6%
Trust activities and management services	239.4	271.5	13.4%	119.2	130.5	141.0	8.0%	18.3%
Pension and severance fund management	571.5	609.6	6.7%	289.6	319.6	289.9	-9.3%	0.1%
Bonded warehouse services	90.0	98.9	9.9%	44.2	48.0	50.9	6.2%	15.3%
Total income from commissions and fees	2,279.7	2,389.9	4.8%	1,152.9	1,196.9	1,192.9	-0.3%	3.5%
Expenses from commissions and fees	486.8	579.4	19.0%	252.2	296.5	282.9	-4.6%	12.2%
Net income from commissions and fees	1,792.9	1,810.4	1.0%	900.6	900.4	910.0	1.1%	1.0%

Income from sales of goods and services	5,218.8	5,198.4	-0.4%	2,626.3	2,692.8	2,505.6	-6.9%	-4.6%
Costs and expenses from sales of goods and services	3,773.6	4,025.2	6.7%	2,004.5	2,013.0	2,012.2	0.0%	0.4%
Gross profit from sales of goods and services	1,445.2	1,173.2	-18.8%	621.8	679.8	493.4	-27.4%	-20.6%

Total trading investment income	447.6	891.1	99.1%	146.1	310.9	580.1	86.6%	N.A.
Total derivatives income	132.8	(93.1)	-170.1%	190.6	(77.3)	(15.8)	-79.6%	-108.3%
Net trading income	580.4	797.9	37.5%	336.7	233.6	564.4	141.6%	67.6%
Net income from other financial instruments mandatory at FVTPL	186.6	186.0	-0.3%	82.1	96.7	89.3	-7.6%	8.8%

Other income
Foreign exchange gains (losses), net	(230.1)	292.3	N.A	(261.9)	259.0	33.2	-87.2%	-112.7%
Net gain on sale of investments and OCI realization	46.7	(62.1)	N.A	(6.7)	(5.6)	(56.5)	N.A.	N.A.
Gain on the sale of non-current assets held for sale	9.2	7.8	-15.1%	5.3	0.7	7.1	N.A.	34.3%
Income from non-consolidated investments (2)	321.9	322.4	0.1%	96.4	226.6	95.8	-57.7%	-0.7%
Net gains on asset valuations	25.2	21.8	-13.5%	17.1	7.8	14.0	78.4%	-18.5%
Other income from operations	239.0	379.1	58.7%	152.4	108.1	271.1	150.8%	77.9%
Total other income	411.9	961.3	133.4%	2.6	596.6	364.7	-38.9%	N.A.

Other expenses
Loss on the sale of non-current assets held for sale	0.6	0.5	-18.2%	0.2	0.2	0.3	104.2%	83.5%
Personnel expenses	1,559.6	1,673.2	7.3%	790.7	830.7	842.5	1.4%	6.5%
General and administrative expenses	2,210.6	2,332.6	5.5%	1,121.7	1,161.6	1,171.0	0.8%	4.4%
Depreciation and amortization	349.2	390.1	11.7%	176.6	189.1	201.0	6.3%	13.8%
Impairment loss on other assets	2.6	2.7	1.2%	1.7	2.2	0.5	-79.1%	-72.2%
Other operating expenses	86.4	164.6	90.5%	23.5	70.6	94.1	33.3%	N.A.
Total other expenses	4,209.1	4,563.7	8.4%	2,114.4	2,254.3	2,309.3	2.4%	9.2%

Net income before income tax expense	1,463.3	2,447.8	67.3%	764.5	1,180.4	1,267.5	7.4%	65.8%
Income tax expense	540.9	762.9	41.0%	315.3	379.1	383.8	1.2%	21.7%
Net income for the period	922.4	1,684.9	82.7%	449.2	801.3	883.7	10.3%	96.7%

Net income for the period attibutable to:

Non-controlling interest	604.3	828.5	37.1%	244.9	439.8	388.7	-11.6%	58.7%

Net income attributable to owners of the parent	318.1	856.4	169.3%	204.3	361.5	494.9	36.9%	142.2%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

24

Report of 2Q2025 consolidated results Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24

Current assets

Cash and cash equivalents	140.2	107.7	175.0	62.6%	24.9%
Trading securities	0.3	0.5	0.5	2.2%	51.9%
Financial assets at amortized cost	35.2	36.8	36.1	-1.9%	2.7%
Accounts receivable from related parties	619.7	1,824.0	1,572.5	-13.8%	153.8%
Taxes paid in advance	0.0	16.3	19.7	20.9%	N.A.
Other accounts receivable	0.4	0.1	0.0	-93.3%	-99.0%
Other non-financial assets	0.1	0.1	0.1	-7.4%	-34.1%
Total current assets	795.9	1,985.4	1,803.9	-9.1%	126.6%

Non-current Assets
Investments in subsidiaries and associates	18,568.1	19,109.4	19,685.8	3.0%	6.0%
Accounts receivable from related parties	1,120.0	0.0	0.0	N.A	-100.0%
Property and equipment, net	14.0	11.9	12.1	2.1%	-13.7%
Deferred tax assets	0.0	0.2	0.4	129.6%	N.A
Total non-current Assets	19,702.1	19,121.4	19,698.3	3.0%	0.0%
Total assets	20,498.0	21,106.8	21,502.3	1.9%	4.9%

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	17.4	1,142.1	1,109.2	-2.9%	N.A.
Outstanding bonds at amortized cost	234.4	8.1	15.1	86.1%	-93.6%
Accounts payable	534.5	716.6	549.3	-23.3%	2.8%
Employee benefits	2.3	2.5	2.5	1.4%	9.6%
Tax liabilities	12.3	6.4	11.1	72.7%	-9.8%
Other non-financial liabilities	1.2	1.2	1.2	0.0%	0.0%
Total current liabilities	802.2	1,877.0	1,688.5	-10.0%	110.5%

Long-term liabilities
Deferred tax liability	0.2	0.0	0.0	N.A	-100.0%
Borrowings at amortized cost	1,626.0	346.1	346.5	0.1%	-78.7%
Outstanding bonds	900.0	1,200.0	1,200.0	0.0%	33.3%
Total long-term liabilities	2,526.2	1,546.1	1,546.5	0.0%	-38.8%
Total liabilities	3,328.3	3,423.1	3,235.0	-5.5%	-2.8%

Shareholders' equity
Subscribed and paid capital	23.7	23.7	23.7	0.0%	0.0%
Additional paid-in capital	9,695.2	9,695.2	9,695.2	0.0%	0.0%
Retained earnings	7,596.8	7,928.8	7,926.9	0.0%	4.3%
Net income	312.0	353.8	853.2	141.2%	173.5%
Other equity accounts	-458.1	-317.8	-231.8	-27.1%	-49.4%
Total shareholders' equity	17,169.7	17,683.7	18,267.3	3.3%	6.4%

Total liabilities and shareholders' equity	20,498.0	21,106.8	21,502.3	1.9%	4.9%

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	2Q24	1Q25	2Q25	Δ
				2Q25 vs. 1Q25	2Q25 vs. 2Q24
Operating revenue
Equity method income, net	184.0	348.3	494.2	41.9%	168.6%
Other revenue from ordinary activities	106.5	88.8	88.6	-0.2%	-16.8%
Total operating revenue	290.5	437.2	582.9	33.3%	100.6%

Expenses, net
Administrative expenses	18.4	21.1	21.6	2.2%	17.3%
Other expenses	0.0	0.1	0.4	N.A.	N.A
Losses from exchange differences	-2.5	2.0	1.1	-43.3%	-145.5%
Operating income	15.9	23.2	23.0	-0.6%	45.3%

Financial expenses	68.3	55.8	55.9	0.0%	-18.3%

Earnings before taxes	206.3	358.2	503.9	40.7%	144.3%
Income tax expense	14.0	4.4	4.6	4.3%	-67.3%

Net income	192.4	353.8	499.4	41.2%	159.6%

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

25

Report of 2Q2025

Investor Relations Contact

INVESTORRELATIONS@grupoaval.com

Nicolás Noreña

Strategic Planning and Investor Relations Senior Manager

Tel: 601 743 32 22

E-mail: nnorena@grupoaval.com

Simón Franky

Investor Relations and Finance Director Tel: 601 743 32 22

Email: sfranky@grupoaval com

Santiago Fonseca

Financial Planning and Investor Relations Analyst

Tel: 601 743 32 22

Email safonseca@grupoaval com

26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2025

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel